Fabalish

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-959,420.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	44,469.93
1300 Inventory	-43,657.85
1405 Amazon Reserve	-89.95
1420 Amazon AR	107.90
1425 Shopify AR	939.57
1430 Due from Faire	161.13
1445 Due from Pod Foods	302.00
1450 Due from Square	0.00
1475 MM Receivable	-1,092.00
1480 Prepaid Expenses	-1,044.02
1490 Other Receivable	0.00
2150 CORP CC Account (3324)	-115,738.90
2155 CORP CC Account (3324):BOA #0034	21,620.39
2160 CORP CC Account (3324):BOA #4351	9,369.01
2165 CORP CC Account (3324):BOA #5745	13,385.99
2170 CORP CC Account (3324):BOA #7501	67,258.56
2175 CORP CC Account (3324):BOA #8362	4,102.45
2270 Other Payable	3,500.00
2275 Payroll Payable	0.00
2300 Accrued Expenses	0.00
2320 Loan - James Boggi	0.00
2365 Loan - Paypal Capital	-5,021.43
2375 PPP Loan	-15,638.93
2390 Gift Cards Payable	-36.87
2395 Clearco Loan	1,505.57
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,597.45**
Net cash provided by operating activities	**$ -975,017.88**
INVESTING ACTIVITIES	
1520 Equipment & Furniture	-97,896.17
1530 Software	-6,250.00
Net cash provided by investing activities	**$ -104,146.17**
FINANCING ACTIVITIES	
2700 Convertible Notes	881,310.00
2715 Shopify Capital Loan	-13,913.39
2720 Loan - Ascentium Capital Contract 2580546 - $1,109.97	-13,319.64
2725 Loan - Ascentium Capital Contract 2522769 - $366.85	-4,402.20
2730 Loan - Ascentium Capital Contract 2634659 - $1,649.91	-14,621.47
2735 Loan - Ascentium Capital Contract 2696157 - $1,359.91	81,594.60
2750 Loan - MM to Fabalish	-33,028.00
2755 Loan - PM to Fabalish	4,000.00

Fabalish

Statement of Cash Flows

January - December 2022

	TOTAL
2760 Loan - MC to Fabalish	175,834.84
2765 Loan - JB to Fabalish	13,726.33
3720 Draw - Member's Capital	-252.48
Net cash provided by financing activities	**$1,076,928.59**
NET CASH INCREASE FOR PERIOD	**$ -2,235.46**
Cash at beginning of period	11,882.97
CASH AT END OF PERIOD	**$9,647.51**